UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

78636X873
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,994,356*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,994,356*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,994,356*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.88%*

14.	TYPE OF REPORTING PERSON

IA

* The percent of class is calculated based on 4,052,157 Shares (as defined in Item 1) outstanding as provided in the Issuer’s Form 10-K filed on March 25, 2019 (the “10-K”). The number of Shares reported herein is comprised of (i) 160,480 Shares and (ii) 1,833,876 additional Shares issuable to WMP, WCP and WAP (as defined in Item 2) upon the exercise of 2,446,026 Series C Warrants, 4,997,800 Series D Warrants and 29,233,812 Series E Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,994,356*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,994,356*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,994,356*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.88%*

14.	TYPE OF REPORTING PERSON

OO

* The percent of class is calculated based on 4,052,157 Shares outstanding as provided in the Issuer’s 10-K. The number of Shares reported herein is comprised of (i) 160,480 Shares and (ii) 1,833,876 additional Shares issuable to WMP, WCP and WAP upon the exercise of 2,446,026 Series C Warrants, 4,997,800 Series D Warrants and 29,233,812 Series E Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Multi-Strategy Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,365*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,365*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,365*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.15%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 4,052,157 Shares outstanding as provided in the Issuer’s 10-K. The number of Shares reported herein is comprised of (i) 98,095 Shares and (ii) 1,093,270 additional Shares issuable to WMP upon the exercise of 1,458,434 Series C Warrants, 2,979,904 Series D Warrants and 17,427,095 Series E Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Credit Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

400,067*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

400,067*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,067*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.05%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 4,052,157 Shares outstanding as provided in the Issuer’s 10-K. The number of Shares reported herein is comprised of (i) 31,896 Shares and (ii) 368,171 additional Shares issuable to WCP upon the exercise of 491,070 Series C Warrants, 1,003,373 Series D Warrants and 5,869,008 Series E Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Asymmetric Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

293,881*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

293,881*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

293,881*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.80%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 4,052,157 Shares outstanding as provided in the Issuer’s 10-K. The number of Shares reported herein is comprised of (i) 23,424 Shares and (ii) 270,457 additional Shares issuable to WAP upon the exercise of 360,592 Series C Warrants, 736,780 Series D Warrants and 4,311,791 Series E Warrants.

CUSIP No.	78636X873

Item 1.	Security and Issuer.

The name of the issuer is SAExploration Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.0001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC ("WB GP"), (iii) Whitebox Multi-Strategy Partners, LP, a British Virgin Islands limited partnership ("WMP"), (iv) Whitebox Credit Partners, LP, a British Virgin Islands limited partnership ("WCP"), (v) Whitebox Asymmetric Partners, LP, a Cayman Islands exempted limited partnership (“WAP”), and (vi) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit B and Exhibit C, respectively (collectively, the "Reporting Persons").

(b)	The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416. The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110. The principal business address of WCP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110. The principal business address of WAP is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108 Cayman Islands. The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(c)	WA manages and advises private investment funds, including WMP, WCP and WAP (the “WA Private Funds”). WB GP serves as general partner of private investment funds, including WMP, WCP and WAP. The principal business of WMP, WCP and WAP is investments. The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012.  WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertent violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105").  Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period.  All of these instances were voluntarily disclosed to the SEC.  The violations allegedly occurred between January 2011 and June 2012.  Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations.  The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105.  The settlement involved the payment by WA of disgorgement of $788,779, prejudgment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 4.	Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on August 2, 2018.

Item 5.	Interest in Securities of the Issuer.

(a, b)

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, WA may be deemed to be the beneficial owner of 1,994,356 Shares, constituting 33.88% of the Shares of the Issuer, based on 4,052,157 Shares outstanding as provided in the Issuer’s 10-K.

WA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,994,356 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,994,356 Shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 1,994,356 Shares, constituting 33.88% of the Shares of the Issuer, based on 4,052,157 Shares outstanding as provided in the Issuer’s 10-K.

WB GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,994,356 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,994,356 Shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 1,191,365 Shares, constituting 23.15% of the Shares of the Issuer, based on 4,052,157 Shares outstanding as provided in the Issuer’s 10-K.

WMP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,191,365 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,191,365 Shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 400,067 Shares, constituting 9.05% of the Shares of the Issuer, based on 4,052,157 Shares outstanding as provided in the Issuer’s 10-K.

WCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 400,067 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 400,067 Shares.

As of the date hereof, WAP may be deemed to be the beneficial owner of 293,881 Shares, constituting 6.80% of the Shares of the Issuer, based on 4,052,157 Shares outstanding as provided in the Issuer’s 10-K.

WAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 293,881 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 293,881 Shares.

(c)  The transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit D.

(d) All of the Shares are beneficially owned by WMP, WCP and WAP, which are managed by WA and/or for which WB GP serves as the general partner.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On March 28, 2019, the Issuer and WMP, WCP and WAP entered into a stock purchase agreement (the “Stock Purchase Agreement”) to acquire Shares with amounts received in lieu of Jacob Paul Mercer’s compensation for his role as a director of the Issuer. The Stock Purchase Agreement was approved by the Issuer’s board of directors and a copy is being filed as Exhibit AM hereto and is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Executive Officers and Board of Managers of Whitebox Advisors LLC

Exhibit C:  Board Members of Whitebox General Partner LLC

Exhibit D: Schedule of Transactions in the Shares by the Reporting Persons

Exhibit AM: Stock Purchase Agreement between the Issuer, WMP, WCP and WAP dated March 28, 2019

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2019
(Date)

Whitebox Advisors LLC

By:	/s/Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Executive Officer and General Counsel

Whitebox General Partner LLC

By:	/s/Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Executive Officer and General Counsel

Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC
By:	/s/Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Executive Officer and General Counsel

Whitebox Credit Partners, LP

By:	Whitebox General Partner LLC
By:	/s/Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Executive Officer and General Counsel

Whitebox Asymmetric Partners, LP

By:	Whitebox General Partner LLC
By:	/s/Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Executive Officer and General Counsel

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment No. 12, dated April 1, 2019, relating to the Common Stock, $0.0001 par value of SAExploration Holdings, Inc. shall be filed on behalf of the undersigned.

April 1, 2019
(Date)

Whitebox Advisors LLC

By:	/s/Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Executive Officer and General Counsel

Whitebox General Partner LLC

By:	/s/Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Executive Officer and General Counsel

Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC
By:	/s/Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Executive Officer and General Counsel

Whitebox Credit Partners, LP

By:	Whitebox General Partner LLC
By:	/s/Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Executive Officer and General Counsel

Whitebox Asymmetric Partners, LP

By:	Whitebox General Partner LLC
By:	/s/Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Executive Officer and General Counsel

Exhibit B

EXECUTIVE OFFICERS AND BOARD OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer and board member of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer, General Counsel and Board member Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 43W New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Kerry Manaster	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Technology Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit and Board member Whitebox Advisors LLC	USA

Exhibit C

BOARD OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and General Counsel Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit Whitebox Advisors LLC	USA

Exhibit D

SCHEDULE OF TRANSACTIONS BY THE REPORTING PERSONS

Schedule of Transactions in Common Stock by Whitebox Advisors LLC and Whitebox General Partner LLC (on behalf of private funds for which they act as investment adviser and general partner, respectively)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
3/28/2019	Common Stock	30,030	N/A	$3.33

Schedule of Transactions by Whitebox Multi-Strategy Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
3/28/2019	Common Stock	18,976	N/A	$3.33

Schedule of Transactions by Whitebox Credit Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
3/28/2019	Common Stock	6,372	N/A	$3.33

Schedule of Transactions by Whitebox Asymmetric Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
3/28/2019	Common Stock	4,682	N/A	$3.33

Exhibit AM

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of March 28, 2019 (this “Agreement”), by and among SAEXPLORATION HOLDINGS, INC., a Delaware corporation (the “Company”), WHITEBOX ASYMMETRIC PARTNERS, LP, WHITEBOX CREDIT PARTNERS, LP and WHITEBOX MULTI-STRATEGY PARTNERS, LP (collectively “Purchasers” and each a “Purchaser”).

WHEREAS, subject to the terms and conditions of this Agreement, Purchasers desire to purchase from the Company shares of the Company’s Common Stock, $0.0001 par value (“Common Stock”) and the Company desires to sell and issue to Purchasers an aggregate of 30,030 shares of Common Stock (the “Purchased Shares”) as set forth on Schedule 1.1 for an aggregate purchase price of $99,999.90, (the “Purchase Price”).

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I.

SALE AND PURCHASE

Section 1.1 Sale and Purchase. On the basis of the representations, warranties, agreements and covenants set forth in this Agreement and subject to the terms and conditions of this Agreement, the Company hereby issues and sells to Purchasers, and each Purchaser hereby purchases from the Company the number of Purchased Shares allocated to it at the purchase price per Purchased Share, and the aggregate Purchase Price for such Purchaser all as specified on Schedule 1.1.

Section 1.2 Private Placement. The Purchased Shares are being sold to Purchasers pursuant to the exemptions from registration afforded by Section 4(a)(2) and/or Rule 506 of Regulation D of the Securities Act.

Section 1.3 Closing. The closing (the “Closing”) shall take place on the date hereof against delivery of the Purchase Price (in immediately available funds by Purchasers to the Company), in exchange for the issuance of the Purchased Shares by the Company.

Section 1.4 Closing Deliverables.

(a)       At the Closing, the Company shall deliver to each Purchaser the Purchased Shares purchased by it or shall deliver an executed instruction letter to the transfer agent instructing the Company’s transfer agent to issue the Purchased Shares purchased by it to the respective to Purchaser by a book entry designation.

(b)       At the Closing, Purchasers shall deliver to the Company the Purchase Price.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Purchasers, on and as of the date of this Agreement, as follows.

Section 2.1 Due Organization and Qualification; Capitalization.

(a)       The Company (i) is duly organized and existing and in good standing under the laws of the jurisdiction of its organization, (ii) is qualified to do business in any jurisdiction where the failure to be so qualified could reasonably be expected to result in a Material Adverse Change, and (iii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into this Agreement and to carry out the transactions contemplated hereby.

(b)       Set forth on Schedule 2.1(b) is a complete and accurate description of the authorized Capital Stock of the Company, by class, and a description, as of the date of this Agreement, of the number of shares of each such class that are issued and outstanding. Other than as described on Schedule 2.1(b), there are no subscriptions, options, warrants, or calls relating to any shares of the Company’s Capital Stock, including any right of conversion or exchange under any outstanding security or other instrument. The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its Capital Stock or any security convertible into or exchangeable for any of its Capital Stock. All of the outstanding Capital Stock of the Company has been validly issued and is fully paid and non-assessable.

Section 2.2 Due Authorization; No Conflict.

(a)       The execution, delivery, and performance by the Company of this Agreement has been duly authorized by all necessary action on the part of the Company.

(b)       The execution, delivery, and performance by the Company of this Agreement does not and will not (i) violate any material provision of federal, state, or local law or regulation applicable to the Company, the Governing Documents of the Company, or any order, judgment, or decree of any court or other governmental authority binding on the Company, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any Material Contract of the Company except to the extent that any such conflict, breach or default has been waived or could not individually or in the aggregate reasonably be expected to cause a Material Adverse Change, or (iii) require any approval of the Company’s stockholders or any approval or consent of any Person under any Material Contract of the Company, other than consents or approvals that have been obtained and that are still in force and effect and, except, in the case of Material Contracts, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Change. No authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any governmental authority or any other Person which has not been obtained on or prior to the date hereof is required in connection with the execution, delivery or performance by the Company of this Agreement.

(c)       The Purchased Shares have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement, will be duly and validly issued, fully paid and nonassessable.

Section 2.3 Binding Obligations. This Agreement has been duly executed and delivered by the Company and is the legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

Section 2.4 Litigation. There are no actions, suits, or proceedings pending or, to the knowledge of the Company, threatened in writing against the Company that purports to affect the legality, validity, binding effect or enforceability of this Agreement.

Section 2.5 Compliance with Laws. The Company (a) is not in violation of any applicable laws, rules, regulations, executive orders, or codes that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change, or (b) is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change.

Section 2.6 SEC Reporting; No Material Adverse Change.

(a)       The Company has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or Section 15(d) thereof (the foregoing materials, as such materials may have been amended since the date of their filing, being collectively referred to herein as the “SEC Reports”), on a timely basis or has timely filed a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates or, if amended or restated, as of the date of the last such amendment or restatement, the SEC Reports complied in all material respects with, to the extent in effect at the time of filing, the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading except to the extent updated, amended, restated or corrected by a subsequent SEC Report. The financial statements and schedules of the Company and its consolidated Subsidiaries included in the SEC Reports comply in all material respects with the applicable accounting requirements of Regulation S-X and have been prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as otherwise noted therein).

(b)       No event, circumstance, or change has occurred since the date of the last SEC Report that has or could reasonably be expected to result in a Material Adverse Change with respect to the Company and its subsidiaries, taken as a whole.

Section 2.7 Certain Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company with respect to the purchase of the Purchased Shares or the consummation of the transactions contemplated by this Agreement.

Section 2.8 No General Solicitation. None of the Company, its Affiliates, or any Person acting on its or their behalf have engaged in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Purchased Shares.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Each Purchaser represents and warrants to the Company on and as of the date of this Agreement as follows:

Section 3.1 Valid Existence. Each Purchaser (i) is duly organized and existing and in good standing under the laws of the jurisdiction of its organization, (ii) is qualified to do business in any jurisdiction where the failure to be so qualified could reasonably be expected to result in a Purchaser Material Adverse Change, and (iii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Agreement and to carry out the transactions contemplated hereby.

Section 3.2 Due Authorization; No Conflict.

(a)       The execution, delivery, and performance by each Purchaser of this Agreement have been duly authorized by all necessary action on the part of such Purchaser.

(b)       The execution, delivery, and performance by each Purchaser of this Agreement does not and will not (i) violate any material provision of federal, state, or local law or regulation applicable to such Purchaser, the Governing Documents of such Purchaser, or any order, judgment, or decree of any court or other governmental authority binding on such Purchaser, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material contract to which such Purchaser is a party, or by which such Purchaser is bound, or to which any property of such Purchaser is subject, except to the extent that any such conflict, breach or default has been waived or could not individually or in the aggregate reasonably be expected to cause Purchaser Material Adverse Change. No authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any governmental authority or any other Person which has not been obtained on or prior to the date hereof is required in connection with the execution, delivery or performance by any Purchaser of this Agreement.

Section 3.3 Binding Obligations. This Agreement has been duly executed and delivered by each Purchaser and is the legally valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

 Section 3.4 Certain Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by any Purchaser with respect to the purchase of its Purchased Shares or the consummation of the transactions contemplated by this Agreement.

Section 3.5 Investment Representations.

(a)       Accredited Investor Status; Sophisticated Purchaser. Each Purchaser is either an Accredited Investor as defined under the Securities Act or a non-U.S. Person that is also an Accredited Investor. Each Purchaser (i) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks (including for tax, legal, regulatory, accounting and other financial purposes) of its prospective investment in its Purchased Shares; (ii) is financially able to bear the economic risk of an investment in its Purchased Shares and has adequate means to provide for its current needs and other contingencies and to withstand the loss of the entire investment in its Purchased Shares and has no need for liquidity with respect to its investment in its Purchased Shares; (iii) in making its investment in its Purchased Shares, it did not rely on the advice or recommendations of the Company or any of its Affiliates (or any representatives of any of the foregoing); (iv) has conducted and relied upon its own investigation and assessment of the offer of its Purchased Shares, including the particular United States federal income tax consequences of the acquisition, ownership, and disposition of its Purchased Shares in light of its particular situation as well as any consequences arising under the laws of any other taxing jurisdiction, and it acknowledges that it has not relied on the Company or any of its representatives or Affiliates for advice as to any tax consequences related to such investment or the acquisition, ownership or disposition of its Purchased Shares or for the preparation and filing of any tax returns and elections required or permitted to be filed by it in connection therewith; and (v) has determined that an investment in its Purchased Shares is suitable and appropriate for it.

(b)       Acquisition for Own Account. Each Purchaser is acquiring its Purchased Shares pursuant to this Agreement for its own account for investment purposes and not with a view toward, or for resale or transfer in connection with, the sale or distribution of its Purchased Shares within the meaning of the Securities Act that would be in violation of the Securities Act.

(c)       Reliance on Exemptions. Each Purchaser understands that its Purchased Shares are being privately placed by the Company pursuant to an exemption from registration provided under Section 4(a)(2) and/or Rule 506 of Regulation D under the Securities Act and neither the offer nor sale of any of its Purchased Shares pursuant to this Agreement has been registered under the Securities Act or any state “blue sky” laws, and that the Company is relying upon the truth and accuracy of, and each Purchaser’s compliance with, the representations, warranties and agreements, which are true, correct and complete, of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of each Purchaser to acquire its Purchased Shares.

(d)       Hedging Transactions. Each Purchaser has not, and agrees not to, engage in hedging transactions with respect to its Purchased Shares except in compliance with the Securities Act.

Section 3.6 Information. Each Purchaser has been given access to and an opportunity to examine such documents, materials and information concerning the Company as such Purchaser deems to be necessary or advisable in order to reach an informed decision as to an investment in the Company (including the SEC Reports), for itself and has had answered to each Purchaser’s full satisfaction any and all questions regarding such information. Each Purchaser made such independent investigation of the Company, its management, and related matters, for itself as such Purchaser deems to be necessary or advisable in connection with the purchase of its Purchased Shares, and is able to bear the economic and financial risk of its Purchased Shares. Neither such inquiries nor any other due diligence investigations conducted at any time by any Purchaser shall modify, amend or affect such Purchaser’s right (i) to rely on the Company’s representations and warranties contained in Article II above or (ii) to indemnification or any other remedy based on, or with respect to the accuracy or inaccuracy of, or compliance with, the representations, warranties, covenants and agreements in this Agreement. Each Purchaser understands and acknowledges that its acquisition of its Purchased Shares involves a high degree of risk and uncertainty. Each Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of its Purchased Shares.

(a)       Purchased Shares Not Registered. Each Purchaser has been advised by the Company and it understands that (i) its Purchased Shares are being privately placed by the Company pursuant to an exemption from registration provided under Section 4(a)(2) and/or Rule 506 of Regulation D and neither the offer nor sale of its Purchased Shares pursuant to this Agreement has been registered under the Securities Act or any state “blue sky” laws; and (ii) its Purchased Shares being acquired by such Purchaser pursuant to this Agreement are characterized as “restricted securities” under the Securities Act inasmuch as they are being acquired by Purchaser from the Company in a transaction not involving a public offering and, subject to Purchaser’s rights under this Agreement, each Purchaser must continue to bear the economic risk of the investment in its Purchased Shares indefinitely unless the offer and sale of its Purchased Shares are subsequently registered under the Securities Act and all applicable state securities or “blue sky” laws or an exemption from such registration is available.

(b)       General Solicitation. Each Purchaser acknowledges and agrees that neither the Company nor any other Person offered to sell the Purchased Shares to it by means of any form of general solicitation or advertising, including any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees were invited by any general solicitation or general advertising. Each Purchaser further acknowledges and agrees that it was solicited or became aware of the investment in its Purchased Shares, either through (i) a substantive, pre-existing relationship with the Company, (ii) direct contact with the Company outside of any public offering effort, and/or (iii) through contacts by the Company not identified through any public offering.

ARTICLE IV.

INDEMNIFICATION, COSTS AND EXPENSES

Section 4.1 Indemnification. The Company agrees to indemnify and hold harmless each Purchaser, the directors, officers, employees, Affiliates and agents of each Purchaser and each Person who controls each Purchaser within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other U.S. federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities or actions (“Losses”) in respect thereof arise out of or are based upon any misrepresentation, breach or inaccuracy of any representation, warranty, covenant or agreement made by the Company in this Agreement, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by it in connection with investigating or defending such Losses in each case except for any Losses attributable to Purchaser’s gross negligence or willful misconduct.

Section 4.2 Indemnification Procedures. Promptly after receipt by an indemnified party under this Article IV of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Article IV, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under Section 4.1 above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in Section 4.1 above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel, retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (w) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest; (x) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties that are different from or additional to those available to the indemnifying party; (y) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action; or (z) the indemnifying party shall authorize the indemnified party in writing to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

ARTICLE V.
DEFINITIONS

Section 5.1 Definitions. Unless the context requires a different meaning, terms have the meanings given to them on Schedule 5.1.

ARTICLE VI.

MISCELLANEOUS

Section 6.1 Interpretation. Article, Section, Schedule and Exhibit references are to this Agreement, unless otherwise specified. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to”. If any provision in this Agreement is held to be illegal, invalid, not binding or unenforceable, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions shall remain in full force and effect. This Agreement have been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.

Section 6.2 Survival of Provisions. The representations and warranties set forth in this Agreement shall survive the execution and delivery of this Agreement for twelve months.

Section 6.3 No Waiver; Modifications in Writing.

(a)       No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b)       Except as otherwise provided in this Agreement, no amendment, waiver, consent, modification or termination of any provision of this Agreement shall be effective unless signed by each of the parties affected by such amendment, waiver, consent, modification or termination. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the Company from the terms of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on any party in any case shall entitle any party to any other or further notice or demand in similar or other circumstances.

Section 6.4 Binding Effect; Assignment.

(a)       This Agreement shall be binding upon the Company, Purchasers, and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement, and their respective successors and permitted assigns.

(b)       This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party.

Section 6.5 Communications. All notices and demands provided for under this Agreement shall be in writing and shall be given by regular mail, registered or certified mail, return receipt requested, facsimile, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

(a)       If to Purchasers:

3033 Excelsior Blvd., Suite 300

Minneapolis, MN 55416
Attention: Scott Specken
Facsimile: (612) 355-2198

(b)       If to the Company:

SAEXPLORATION HOLDINGS, INC.
1160 Dairy Ashford, Suite 160

Houston, Texas 77079

Attention: Chief Financial Officer
Facsimile: (281) 258-4418

or to such other address as the Company or Purchasers may designate in writing. All notices and communications shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered; (ii) upon actual receipt, if sent by registered or certified mail, return receipt requested, or regular mail, if mailed; (iii) when receipt acknowledged, if sent via facsimile; and (iv) upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 6.6 Entire Agreement. This Agreement, including all exhibits and schedules thereto, are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto and thereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein with respect to the rights granted by the Company or Purchasers set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

Section 6.7 Governing Law and Venue; Waiver of Jury Trial.

(a)       THIS AGREEMENT, THE PURCHASED SHARES AND ALL DISPUTES BETWEEN THE PARTIES UNDER OR RELATING TO THIS AGREEMENT, THE PURCHASED SHARES OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION AND DELIVERY, WHETHER IN CONTRACT, TORT OR OTHERWISE, WILL BE GOVERNED BY AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAW OF ANY OTHER STATE.

(b)       EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT OR THE PURCHASED SHARES IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY EXPRESSLY, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR DISPUTE DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE PURCHASED SHARES OR ANY OTHER AGREEMENTS RELATING HERETO OR ANY DEALINGS AMONG THEM RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 6.8 Execution in Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile, .pdf or other electronic transmission) and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute the same Agreement.

Section 6.9 Remedies. The parties agree that money damages or another remedy at law would not be a sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that, in addition to all other remedies available to them, each of them shall be entitled to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief including specific performance without bond or other security being required.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties hereto execute this Agreement, effective as of the date first above written.

SAEXPLORATION HOLDINGS, INC.

By:	/s/Brent Whiteley
Name:	Brent Whiteley
Title:	Chief Financial Officer, General Counsel and Secretary

[Signature Page to Stock Purchase Agreement]

PURCHASERS:

WHITEBOX ASYMMETRIC PARTNERS, LP

By:	/s/Mark Strefling
Name:	Mark Strefling
Title:	Partner & CEO

WHITEBOX CREDIT PARTNERS, LP

By:	/s/Mark Strefling
Name:	Mark Strefling
Title:	Partner & CEO

WHITEBOX MULTI-STRATEGY PARTNERS, LP

By:	/s/Mark Strefling
Name:	Mark Strefling
Title:	Partner & CEO

[Signature Page to Stock Purchase Agreement]

Schedule 1.1

Purchasers

	Purchase Price	Number of	Purchase
Identity of the Purchasers	Per Share	Purchased Shares	Price
Whitebox Asymmetric Partners, LP	$3.33	4,682	$15,591.06
Whitebox Credit Partners, LP	$3.33	6,372	$21,218.76
Whitebox Multi-Strategy Partners, LP	$3.33	18,976	$63,190.08

Schedule 2.1(b)

Capitalization

Class of Securities	Authorized Number	Outstanding Number	Number of Shares of Common Stock Reserved for Issuance on Conversion
Common Stock	40,000,000	4,052,157	n/a
Convertible Notes		60,000	10,434,783
Class A Warrants		154,376	7,719
Class B Warrants		154,376	7,719
Class C Warrants		7,469,879	373,494
Class D Warrants		11,274,419	563,721
Class E Warrants		54,552,934	2,727,647

Schedule 5.1
Definitions

“Accredited Investor” means an “accredited investor” within the meaning of Rule 501 under the Securities Act.

“Affiliates” means, as applied to any Person, any other Person who controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” means the possession, directly or indirectly through one or more intermediaries, of the power to direct the management and policies of a Person, whether through the ownership of voting securities or other interests, by contract, or otherwise.

“Agreement” shall have the meaning specified in the first paragraph of this Agreement. “Capital Stock” means:

(i)       in the case of a corporation, capital stock;

(ii)       in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests, respectively; and

(iii)       in the case of any other entity, any other interests or participations that confer on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing entity;

but excluding from all of the foregoing any debt securities convertible into or exchangeable for Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Closing” shall have the meaning specified in Section 1.3 of this Agreement.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” shall have the meaning specified in the Recitals of this Agreement.

“Company” shall have the meaning specified in the first paragraph of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” shall mean generally accepted accounting principles as established in the United States.

“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation, by-laws, or other organizational documents of such Person.

“Legal Requirements” means, as to any Person, the Organizational Documents of such Person, and any governmental treaty, law (including the common law), statute, ordinance, code, rule, regulation, guidelines, license, permit requirement, order or determination of an arbitrator or a court or other governmental authority, and the interpretation or administration thereof, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Losses” shall have the meaning given to such term in Section 4.1 of this Agreement.

“Material Adverse Change” means (a) a material adverse change in the business, prospects, operations, results of operations, assets, liabilities or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole, (b) a material impairment of the ability of the Company to perform its obligations this Agreement, or (c) any claim against the Company or its Subsidiaries or written threat of material litigation which if determined adversely to the Company, would result in the occurrence of an event described in clause (a) or (b) above.

“Material Contract” means the contracts filed or listed as Material Contracts in the Exhibits to the Company’s Form 10-K for the year ended December 31, 2018.

“Person” means and includes natural persons, corporations, limited liability companies, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Purchaser” or “Purchasers” shall have the meanings specified in the first paragraph of this Agreement.

“Purchaser Material Adverse Effect” means any material and adverse effect on the ability of a Purchaser to consummate the transactions, or perform its obligations, under this Agreement on a timely basis.

“SEC Reports” shall have the meaning given to such term in Section 2.6.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.